

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Javier Selgas
Chief Executive Officer
Freight Technologies, Inc.
2001 Timberloch Place, Suite 500
The Woodlands, TX 77380

>   **Re: Freight Technologies, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **Filed April 29, 2022**
>   **File No. 001-38172**

Dear Mr. Selgas:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F filed April 29, 2022

General

1.   Please tell us why you have not included the financial statements and related information of FreightHub, Inc. for the year ended December 31, 2021 in your filing. Refer to General Instruction E(c) and Instruction 1 to Item 8 of Form 20-F.

Javier Selgas
Freight Technologies, Inc.
July 12, 2022
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services